Filed by Mercy Investment Services, 2039 N. Geyer Rd., St. Louis, MO 63131

PROXY MEMORANDUM

To:	Eli Lilly and Company Shareholders
Subject:	Shareholder Proposal to Publish Feasibility Report on Incorporating Public Concern Over Drug Prices into Senior Executive Compensation Arrangements
Date:	March 24, 2020
Contact:	Donna Meyer, Director of Shareholder Advocacy, dmeyer@mercyinvestments.org

At the upcoming Eli Lilly and Company (“Eli Lilly”) annual shareholders’ meeting on May 4, 2020, shareholders will have the opportunity to vote on a proposal (the “Proposal”) sponsored by 11 shareholders1 (the “Proponents”), asking the Company to publish a Feasibility Report on Incorporating Public Concern Over Drug Prices into Senior Executive Compensation Arrangements.

We urge you to vote FOR proposal #10 described below.

Resolved: Eli Lilly and Company (“Lilly”) shareholders request that the Compensation Committee of the board of directors (the “Committee”) publish a report (at reasonable expense, within a reasonable time, and omitting confidential or propriety information) assessing the feasibility of incorporating public concern over high drug prices into the senior executive compensation arrangements described in Lilly’s annual proxy materials.

The Proponents submitted the Proposal to Eli Lilly because we believe implementation could lead to better alignment between the Company’s compensation arrangements and the impact of its drug pricing practices. We are concerned that senior executive incentive compensation arrangements may reward price increases, or discourage policies of price restraint, both of which can boost short-term performance, even though long-term success could depend on pricing moderation. In our view, repeated price increases like those implemented by Eli Lilly are likely to lead to backlash from payers, policy makers and the public. We believe that it would be beneficial for Eli Lilly to explore, and clearly articulate to shareholders, how it might avoid such negative outcomes by incorporating public concern over high drug prices into incentive pay arrangements.

Drug pricing continues to command nationwide attention. Reactions of the public, health care payers, policymakers and prescribers to high drug prices pose a serious challenge, in our view, to sustainable value creation by pharmaceutical companies. High drug prices may create several kinds of risk:

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1 Mercy Investment Services, Inc.; Catholic Health Initiatives; Friends Fiduciary Corporation; Oblate International Pastoral Investment Trust; Sisters of St. Francis Charitable Trust; Bon Secours Mercy Health, Sisters of the Holy Names of Jesus and Mary, School Sisters of Notre Dame, Central Pacific Province; JLens Investor Network; The Sisters of Charity of Saint Elizabeth; Sisters of St. Francis

▪	Eli Lilly is one of three primary Insulin makers worldwide. Prices continue to rise for insulin, a product that is almost 100 years old, forcing diabetes patients to ration their drugs thus sacrificing their health. On February 20, 2020, the FDA released plans to reclassify insulin as a biologic to allow pharmacies to substitute for lower cost biosimilars.[2]
▪	Eli Lilly faces substantial financial, legal and reputational risks stemming from allegations that it has engaged in anti-competitive patent protection against generic products, that it has caused product liability due to economic injury, and it has violated the Federal RICO act. See Eli Lilly’s 2020 Annual Report on Form 10-K.[3]
▪	Legislative and regulatory risk is apparent not only in the President’s blueprint but also in in Federal and State legislation.[4] As of early 2019, lawmakers in 41 states have proposed detailed plans to lower soaring prescription drug costs.[5]
▪	These legal challenges and investigations have generated substantial media attention, which raise concerns about reputational and financial harm to the company and its shareholders.[6]

While the 2020 proxy statement clearly states that the Board is involved in managing drug pricing risk (p71), there is no mention in the Compensation Discussion and Analysis section (p34-52) of drug pricing-related risks being considered as part of the pay-setting process.7

In our view, rewarding executives for boosting revenue can create additional risks when that revenue is generated primarily or solely through price increases. As an alternative, executives’ rewards might be dependent on increasing access or developing new essential medicines.

In its statement of opposition to the Proposal, Eli Lilly argues that “The preparation of the report would not provide meaningful information to shareholders and would not be a good use of company resources” and that “the proposal [would not] create or increase shareholder value.” Eli Lilly has ample resources and data to conduct the requested analysis at a reasonable cost and we do not believe doing so would unreasonably burden the company. The proposal specifically asks that the report be prepared at reasonable expense, within a reasonable time; we believe the cost would be minuscule compared to executive compensation and would deliver great value to the company.8

As described above, proponents are urging Eli Lilly shareholders to support Item 10 on Eli Lilly’s proxy. We believe it is in the company’s interest to explore and explain how it can fully incentivize its executives to incorporate public concern over high drug prices into the senior executive compensation arrangements. The pressure from consumers, government, and other payors is growing stronger and despite Eli Lilly’s protestations, it is fully capable of undertaking the assessment the Proposal seeks.

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2 https://s3.amazonaws.com/public-inspection.federalregister.gov/2020-03505.pdf

3 https://www.sec.gov/ix?doc=/Archives/edgar/data/59478/000005947820000057/lly-20191231x10xk.htm Note 16 at 92

4 https://www.modernhealthcare.com/government/exasperated-lawmakers-grill-drugmakers-over-high-insulin-costs

5 https://www.governing.com/topics/health-human-services/sl-drug-prices-states-federal.html

6 https://www.wthr.com/article/families-organize-vigil-outside-eli-lilly-demanding-lower-cost-insulin

7 https://www.sec.gov/Archives/edgar/data/59478/000005947820000080/proxy2020_def14a.htm

8 https://www.fiercepharma.com/pharma/lilly-ceo-ricks-scores-big-pay-bump-to-21-3m-beating-out-other-big-pharma-ceos